YUKON-NEVADA GOLD CORP.
Management Discussion and Analysis
For the three-month period ending March 31, 2009

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the Company’s interim consolidated financial statements for the three month period ending March 31, 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’). Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2008 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted. The MD&A has been prepared as of May 13, 2009.

FIRST QUARTER HIGHLIGHTS

  Jerritt Canyon received the restart order from the Nevada Division of Environmental Protection (“NDEP”) on March 25, 2009, allowing the Company to restart milling operations. The first gold was poured on April 16, 2009.

  The Company issued 27.3 million shares for total proceeds of $1.2 million.

  The Company had a loss of $5.2 million in the first quarter of 2009 compared to $8.9 million in the first quarter of 2008. The reduction is due primarily to the absence of depletion due to the write-off of mineral properties and the lay off of the work force in late 2008.

OVERVIEW

Yukon-Nevada Gold is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of dore, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)
	Q1 2009	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008
Gold - produced from mined ore (troy ounces)	-	8,056	9,187	14,888	-	32,131
Gold – produced from purchased ore (troy
ounces)	-	5,414	2,899	4,288	-	12,601
Gold – produced - total (troy ounces)	-	13,470	12,086	19,176	-	44,732
Gold – sold from mined ore (troy ounces)	-	14,890	6,405	14,644	550	36,489
Gold – sold from purchased ore (troy ounces)	-	10,700	2,300	5,500	1,371	19,871
Gold – sold - total (troy ounces)	-	25,590	8,705	20,144	1,921	56,360
Gold sales	$-	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	68	22,408	12,463	20,606	3,265	58,742
Temporary shutdown costs	2,452	4,360	3,497	-	5,258	13,115
Average gold price per ounce	-	851	892	852	888	869

During 2008 the Jerritt Canyon operations were shut down for the majority of the year. Early in 2008, the Company shutdown the mill and the mines for an extended safety, care and maintenance cycle to deal with the effects of a lack of focus in these areas over the last five or more years. During this period, extensive capital projects were undertaken to improve the infrastructure at the mines and the processing facility designed to improve the performance of the site and increase compliance with state safety and environmental regulations. Subsequent to this voluntary shutdown, on March 19, 2008, the Company received a “stop order” from the NDEP due to issues involving the installation and the maintenance of instrumentation necessary to monitor key operating parameters in the emissions control systems.

Although the Company was able to recommence operations by mid-second quarter of 2008, the Company was again forced to shut down the operations at Jerritt Canyon during the third quarter of 2008 due to the increasing costs associated with the existing mining plan and the required infrastructure expenditures remaining to be completed. Subsequent to shutting down, the Company was required to obtain approval from the NDEP for the restart of the Jerritt Canyon operations. This approval was contingent on the Company addressing the requirements outlined in the stop order.

Over the last two quarters the Company has worked to design and install a new mercury emissions system which meets the requirements of the stop order. Management also worked diligently with the NDEP to address fluids and water management concerns raised in the stop order and has submitted a full report to the NDEP to outline the Company’s current compliance status as well as plans and timelines for future compliance. This report was accepted by the NDEP and an approval order was received to restart the process mill at Jerritt Canyon on March 25, 2009.

The Company has recommenced milling operations at Jerritt Canyon in cooperation with many of their critical suppliers. Management will now begin work on a revised mine plan that would involve additional upfront development of the mines but would focus on reducing the dilution and improving the mining results. This mine plan, when completed, will require additional financing in order to fund the initial investment in the mines.

Ketza River

For the Ketza River Project in the first quarter of 2009, assays from 199 of a total of 223 drill holes completed in 2008 were compiled into the central data base. This information will assist in planning the 2009 program and further develop our understanding of the Ketza ore bodies and their complex geology. The remaining drill holes will be sampled and submitted for assay in the second quarter of this year. In addition, all activity reports required by the Yukon government under the Ketza River Operating Plan and the Memorandum of Understanding with the Kaska Nation were submitted. Once sufficient financing is in place, management will continue further exploration and definition of the ore body, focus on completing the Pre-feasibility study, commencement development at the site and the relocate unused wet mill assets currently in place at the Jerritt Canyon operation.

Silver Valley

No work was carried out on the Silver Valley property in 2008 and the first quarter of 2009. Work on this property will commence when additional funding becomes available.

Yukon-Shaanxi Mining Company

During the first quarter of 2009 the Company did not perform any exploration on the property. Yukon-Shaanxi is reviewing other mining interests in the Yukon for further investment. The Company proportionately consolidates its 50% share the accounts of this joint-venture. As at March 31, 2009, Yukon-Shaanxi has spent C$0.2 million on exploration activities in the Yukon territories.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Income Statement
Gold Sales	$-	$2,257	17,162	$7,773	21,789	$38,224	$26,236	$-
Cost of gold sold	68	3,265	20,606	12,463	22,408	28,535	18,757	926
Gross margin - mining operations	(68)	(1,008)	(3,444)	(4,690)	(619)	9,689	7,479	(926)
Loss from mine operations	(4,733)	(8,182)	(6,866)	(10,352)	(8,872)	7,107	3,248	(926)
Loss before taxes	(5,136)	(14,004)	(77,453)	(12,777)	(13,201)	3,373	547	(2,490)
Net loss	(5,223)	(13,575)	(77,201)	(5,700)	(8,884)	2,404	547	(2,490)
Net loss per share	(0.02)	(68.64)	(0.42)	(0.03)	(0.05)	0.01	-	(0.03)
Weighted average # of shares
outstanding (000')	283,191	197,775	185,450	181,887	175,206	174,846	169,622	78,893
Balance Sheet
Cash and cash equivalents	827	1,106	2,301	4,260	17,620	41,104	48,759	67,122
Total assets	$197,190	$199,636	$207,824	$306,968	$280,500	$296,167	$268,279	$268,198

RESULTS OF OPERATIONS

The Company incurred a loss of $5.2 million during the quarter ended March 31, 2009, compared to a loss of $8.9 million in the quarter ended March 31, 2008. The $3.7 million reduction is due to a $4.1 million lower loss from mine operations (including temporary shutdown costs and depreciation) as a result of the significantly reduced activity level in 2009, lower corporate costs, and the absence of a $3.2 million loss on forward arrangements incurred in the first quarter of 2008, partially offset by a $4.4 million reduction in the tax recovery as the Company did not recognize any future income tax assets in the first quarter of 2009.

Gold sales:

Gold sales were nil in 2009 as the mill and the mines were shut down during the period. The Company realized gold sales of $21.8 million during the first quarter of 2008 on sales of 25,590 ounces of gold. Jerritt Canyon ore yielded 14,890 ounces while third party ore yielded 10,700 ounces. The average price realized during the first quarter of 2008 on gold produced from Jerritt Canyon ore was $851 per ounce.

Gross margin – mining operations:

The Company had a negative gross margin on mining operations of $0.1 million for the three months ended March 31, 2009 comprised of rent and utility costs at the mine site, partially offset by $0.2 million adjustment to the net realizable value of inventory. The operations were shut down for most of the quarter until March 25, 2009, when the Company received approval from the NDEP to restart the process mill.

During the three months ended March 31, 2008, the Company had a negative gross margin on gold sales of $0.6 million and produced 8,055 ounces of gold from Jerritt Canyon ore arising from the period from January 1, 2008 until February 22, 2008, when operations were temporarily shut down.

Temporary shutdown costs:

Temporary shutdown costs were $2.5 million in the first quarter of 2009 compared to $4.4 million in the comparable period in 2008. Despite the operations being shutdown for the entire quarter in 2009, compared to only part of the first quarter of 2008 (February 22 – March 31), the costs were $2.0 million or 45% lower due to the significantly reduced work force resulting from the shutdown in the third quarter of 2008.

During the temporary shutdown in the first quarter of 2008 the Company incurred significant expenditures, some of which will benefit the operations beyond the upcoming year and have been capitalized accordingly. Expenditures that did not have a future economic benefit to the Company beyond the upcoming year were included in the Statement of Operations as “temporary shutdown costs” in the amount of $4.4 million for the three months ended March 31, 2008. The Company did not capitalize any shut down costs during 2009.

Depreciation, depletion and amortization:

The Company had $1.5 million in depreciation, depletion and amortization in first quarter of 2009 and $3.4 million for the three months ended March 31, 2008. Depletion of mineral properties for the first quarter of 2009 is nil compared to $1.0 million in the first quarter of 2008 period as the mineral properties at Jerritt Canyon were written down to nil in the third quarter of 2008. The depreciation of property, plant and equipment was $1.5 million in 2009 and $2.4 million in 2008. The reduction is due to the reduced asset base arising from the sale of assets in 2008 and 2009 as well as the impairment charges taken in 2008.

General and administrative expenses and stock-based compensation:

For the three months ended March 31, 2009, the Company incurred general and administrative expenses of $0.8 million compared with $1.1 million in the comparable 2008 period. The lower expense arises from the closure of the Jerritt Canyon operations and the subsequent workforce reduction and cost curtailment actions taken by the Company.

Stock-based compensation was nil in the three months ended March 31, 2009 compared to $0.6 million in the comparable period in 2008, as there were no stock options granted in the first quarter of 2009.

Interest and other income:

The Company earned $0.1 million of interest and other income in the three months ended March 31, 2009 compared to $0.9 million for the three months ended March 31, 2008 reflecting lower cash balances and a loss on the sale of assets of $0.2 million in the first quarter of 2009.

Other items:

A foreign exchange gain of $0.3 million in the first quarter of 2009 was due to the weakening of the Canadian dollar relative to the US dollar. The gain related primarily to gains on Canadian denominated monetary liabilities, (primarily future income tax and asset retirement obligations), offset by losses on Canadian denominated monetary assets (primarily restricted cash). In the first quarter of 2008, there was a foreign exchange loss of $0.3 million due to the strengthening of the Canadian dollar relative to the US dollar.

The first quarter of 2008 had a loss of $3.2 million on forward sales of gold. During the third quarter of 2008 the Company wound up all remaining forward sale contracts and has not entered into any new contracts subsequently.

Income taxes:

The income tax expense was $0.1 million in 2009. The future income tax assets arising from loss carryforwards are offset with a full valuation allowance until there is sufficient evidence that, more likely than not, the Company will be able to utilize these losses to offset income.

During the three months ended March 31, 2008 the Company recognized a future income tax recovery of $4.3 million, arising from the recognition of tax losses for the quarter that will be available to offset against future taxable income as well as differences in the timing of the deductibility of forward contract losses within the Company’s US subsidiary.

LIQUIDITY

In the first quarter of 2009, cash and cash equivalents decreased from approximately $1.1 million to $0.8 million. At March 31, 2009 the Company had a working capital deficiency of $10.4 million, compared to a working capital deficiency of $7.8 million at December 31, 2008, as a result of the following activities:

Operations:

In the first quarter of 2009 the Company recorded a loss of $5.2 million, which, adjusted for non-cash items, resulted in cash outflows of $3.1 million before changes in working capital. This is comprised primarily of temporary shut down costs of $2.5 million and general and administrative costs of $0.8 million. During the first quarter of 2008 the Company recorded a loss of $8.9 million, which, adjusted for non-cash items, resulted in cash outflows of $5.5 million before changes in working capital. This resulted from a $0.6 million negative gross margin, temporary shutdown costs of $4.4 million and general and administration costs of $1.1 million.

Changes in non-cash working capital resulted in a $2.2 million cash inflow during the three months ended March 31, 2009 compared to cash outflows of $4.9 million in comparable period in 2008. The inflows in 2009 were due to an increase in accounts payable by $2.0 million primarily related to the Jerritt Canyon operations. Management has worked closely with critical suppliers during the restart of the operations and continues to communicate with many of the suppliers to ensure that long term relationships are maintained as the Company progresses towards full operations. In 2008 changes to non-cash working capital were due to a reduction in inventories of $7.5 million offset by an increase in receivables of $6.6 million and a decrease in the payable for ore purchases of $5.0 million.

Investing:

Capital expenditures

	2009			2008
	Property,			Property,
	plant and	Mineral		plant and	Mineral
(in thousands)	equipment	properties	Total	equipment	properties	Total
Mine capital expenditures - Jerritt Canyon mine	$-	-	$-	$-	$4,249	$4,249
Mill and equipment capital expenditures - Jerritt
Canyon mine	106	-	106	5,403	-	5,403
Exploration expenditures - Jerritt Canyon mine	-	-	-	-	2,042	2,042
Exploration expenditures - Ketza River project	-	375	375	49	4,312	4,361
Exploration expenditures - Yukon-Shaanxi	-	20	20	-	-	-
Other	-	-	-	26	34	60
	$106	$395	$501	$5,478	$10,637	$16,115

Expenditures on property, plant and equipment and mineral properties were $0.5 million in the first quarter of 2009 compared to $16.1 million in the first quarter of 2008. Mine capital and exploration expenditures at Jerritt Canyon were nil in the three months ended March 31, 2009 compared to $6.3 million in the comparable period in 2008 as management focuses on developing a new mine plan. The mill at Jerritt Canyon was not operating in the three months ended March 31, 2009, with the primary expenditures during the first quarter, $0.1 million compared to $5.4 million in 2008, on the development of the calomel system and tailings pond improvements. Exploration at Ketza River has been reduced from $4.3 million in the first quarter of 2008 to $0.4 million in the 2009 due to cash restrictions.

Financing:

The Company issued 27.3 million shares for proceeds of $1.2 million in first quarter of 2009. Also in the first quarter of 2008, the Company completed the sale of an asset held under a capital lease. Proceeds of $0.1 million in cash were received and the remaining balance of the capital lease, $0.7 million, was terminated.

CAPITAL RESOURCES:

The Company had a cash balance of $0.8 million as of March 31, 2009 and a negative working capital balance of $10.4 million. The Company had no cash available to be restricted for future exploration as of March 31, 2009. The Company has a remaining funding requirement of C$12.1 million for future exploration expenditures to be spent from the flow-through financing in May 2008 that provided C$20.1 million for exploration on the Ketza River project and other exploration activity in Canada. These restricted funds were applied to non-flow-through expenditures during the third quarter of 2008, reducing the amount available to fund this obligation. The remaining requirement must be spent by the Company, in accordance with the flow-through share agreement, by the end of 2009. Management intends to take steps necessary to bring the Company back into compliance with the flow-through agreements during 2009. If it fails to do so, it will be liable to the investors for their additional taxes payable.

The cash on hand at March 31, 2009 is not sufficient to maintain the ongoing operations of the Company for more than six weeks. Management believes that sufficient funding can be obtained from operations and through further financing to ensure the company will continue as a going concern. Should operations be determined to be unprofitable, further curtailment of operations would be undertaken to reduce costs.

OUTLOOK

Management’s primary focus during the first quarter of 2009 has been on working with the NDEP to meet all the requirements of the stop order and obtain an order allowing the restart of milling operations at Jerritt Canyon. On March 25, 2009, the Company received the order from the NDEP that allowed the Company to return to full milling operations at Jerritt Canyon. The ability to operate the facility will enable the Company to fund its liabilities and reinvest in the mine plan at Jerritt Canyon and continue work at Ketza River in the Yukon.

The Company’s focus over the coming months at Jerritt Canyon will be on the completion of a long term mine plan and obtaining financing, preferably debt, to fund the required development and backfill work to support future mining activities. In developing the new mine plan, the Company has hired a new mine manager, Adam Knight, P.Eng., who brings extensive experience working at Jerritt Canyon during the period that the property was operated by AngloGold and Independence Mining Company. The Company will also continue to pursue additional toll milling agreements with properties in the area to supplement production from the Company’s own existing stockpile and future mining activities.

In the Yukon, the Company will be completing the YESSA application using existing drill results and will continue exploration activity at the Ketza River and Silver Valley properties with a plan to commence development toward the end of 2009. These expenditures will be funded through cashflows from Jerritt Canyon as well as external sources of financing. Sources of external financing may include bank borrowings and future equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition should cashflows be insufficient to support the operations. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover it’s investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

At May 13, 2009, the Company had $1.0 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of March 31, 2009.

SUBSEQUENT EVENTS

On April 24, 2009 the Company closed a C$0.7 million non-brokered private placement for at total of 12.0 million units (the "Units") at a price of C$0.06 per Unit. A finder's fee was paid on a portion of the private placement. Each Unit consists of one common share and one share purchase warrant. The share purchase warrant can be exercised to purchase one additional common share at a price of C$0.08 per share within 24 months of closing of the private placement.

RELATED PARTY TRANSACTIONS

The Company paid a total of $0.1 million in the first quarter of 2009 (2008 – $0.1 million) for legal fees to a law firm in which the Corporate Secretary of the Company is a partner in the firm.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affects the reported amounts of assets, liabilities and shareholders’ equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed once a year, near the calendar year-end, on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming year. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the fair value of the assets in a reporting unit to the carrying value in the accounts. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination was finalized in the second quarter of 2008. In determining the fair value used in the purchased price, the Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today’s operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future income tax assets and liabilities are evaluated utilizing the guidance provided in FIN 48, Accounting for Uncertainty in Income Taxes, which prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Stock-based compensation

The fair value of stock options granted, using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

IMPACT OF ADOPTION OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064 Goodwill, and intangible assets, replacing accounting standard Section 3062 Goodwill and other intangible assets and accounting standard Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. There was no impact on the Company’s financial position and results of operations as a result of these new standards.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the transition date for publicly listed companies to use IFRS, which will replace Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (Section 1582), 1601 – Consolidated Financial Statements (Section 1601) and 1602 – Non-controlling Interests (Section 1602) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, inventory, accounts payable, accrued liabilities, payable on third-party purchased ore, and other long term liabilities. The carrying amounts of financial instruments, except for as noted below, approximate their fair values.

Previously, the Company engaged in the forward sale of gold produced from ore purchased from third parties to ensure the Company achieves an acceptable profit margin on this activity and to protect against a decline in the price of gold. The Company discontinued this practice in August of 2008 and settled all remaining contracts outstanding at that time, resulting in a realized gain on settlement of $0.3 million.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks (in no particular order) and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while being exposed to downward movements in the price of gold. Third party ore purchases are based on market price of gold at date the Company takes possession of the ore..

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. The Company has opted to utilize the services of SRK Consulting in its 43-101 work for both the Jerritt Canyon mine and the Ketza River project in the past. This ensures a consistent methodology is utilized from property to property. SRK Consulting has done reserve and resource estimate work for numerous years on the Jerritt Canyon mine and is quite familiar with the property.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. Management is currently in the process of working with the Nevada Division of Environmental Protection to develop a plan to ensure long-term compliance of the Jerritt Canyon mine.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities during 2008 to mitigate the impact of these risks.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The current tightening of credit and decline in liquidity have presented new challenges to Companies attempting to obtain financing. As well, the significant reduction in the Company’s market capitalization has made it difficult to obtain substantial funding through equity issues without significant dilution of the existing shareholders. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to spend as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of May 13, 2009:

Common shares issued and outstanding	313,388,763

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding	Exercise price	Years to expiration
Shareholder warrants	250,410,465	$0.39	1.1
Agents' options	1,848,725	$2.08	0.6
Stock options	7,020,000	$1.61	2.9

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three months ended March 31, 2009 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)

the design of the company’s internal control over financial reporting as of March 31, 2009, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at March 31, 2009.

Management is in the process of redesigning certain internal controls relating to the material weaknesses as reported in the December 31, 2008 management discussion and analysis.

1.	Control Environment

The Company has effectively designed and communicated the whistleblower policy in place as well as developed a Code of Conduct for the employees, pending approval from the Board of Directors. The Company has also maintained documentation of all reference checks performed and is enforcing the policy throughout the Company. Performance of a complete fraud risk assessment will be performed once the Company has stabilized the operations and completion of the next Annual General Meeting in order to allow for all directors to participate in this assessment.

2.	Information and Communication

The Company is continuing to evaluate and develop the procedures around the communication of departures from corporate policies to ensure that departures are responded to on a timely basis and discussed with the Board of Directors. The Insider Trading Policy has been communicated out to employees to enhance their awareness of the Company’s trading restrictions.

3.	Management review

Management is continuing to evaluate the need to hire additional resources to enhance the management review process. In preparation of the quarterly financial statements, management has hired competent temporary personnel to assist in the preparation and review.

4.	Inventory

The Company is in the process of redesigning controls to support the tracking and reporting of inventory movement on a regular basis as well as performing periodic stockpile and materials and supplies counts.

To mitigate the risks senior management exercises a constant degree of oversight. Further remediation of the identified weakness is planned. This will consist of consolidating the financial systems on a common accounting platform and further segregation of duties within the Company.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.